SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of Aug, 2007
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.


CORPORACION DURANGO, S.A.B. DE C.V.
INDIVIDUAL BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND JUNE 30, 2007 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2007
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, Jun 30,     Jun 30,
                                                         2006        2007        2007

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$     23,591$    229,654      21,275
  Accounts receivable, net .........................      15,177       7,911         733
  Due from related parties .........................      48,680      43,417       4,022
  Other assets .....................................         542         539          50
  Prepaid expenses .................................           0       2,038         189
            Total current assets ...................      87,990     283,559      26,269
LONG-TERM RELATED PARTIES ..........................   1,572,936           0           0
INVESTMENT IN SUBSIDIARIES .........................  11,692,117  12,128,430   1,123,565
OTHER ASSETS, net ..................................      43,924      26,330       2,439
            Total  assets ..........................$ 13,396,967$ 12,438,319   1,152,272

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     151,544     150,434      13,936
  Interest payable .................................         488         220          20
  Trade accounts payable ...........................       3,715         594          55
  Accrued liabilities ..............................     201,167     163,598      15,156
            Total  current liabilities .............     356,914     314,846      29,167
LONG-TERM DEBT .....................................   5,522,766   5,299,123     490,905
LONG-TERM RELATED PARTIES ..........................   2,688,115   1,794,704     166,259
            Total long term liabilities ............   8,210,881   7,093,827     657,164
            Total  liabilities .....................   8,567,795   7,408,673     686,331
STOCKHOLDERS' EQUITY:
            Total stockholders' equity .............   4,829,172   5,029,646     465,941
            Total liabilities and stockholders' equi$ 13,396,967$ 12,438,319   1,152,272

               Exchange rate: $ 10.7946

CORPORACION DURANGO, S.A.B. DE C.V.
INDIVIDUAL STATEMENT OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2007
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. Jun   Acum. Jun
                                                                     2006        2007      US$ 2007

OPERATING ACTIVITIES:
Net income (loss) ..............................................$    -72,847$    105,761US     9,798
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Loss (Gain) in subsidiaries .............................     115,992    -342,256     -31,706
       Deferred income taxes ...................................      19,724      17,515       1,623
       Other....................................................           0           0           0
       Total items which do not require cash....................     135,716    -324,741     -30,084
  Net resources generated from income ..........................      62,869    -218,980     -20,286
    Changes in operating assets and liabilities:
    Decrease (Increase) in current assets ......................      29,671      -2,035        -189
    Decrease (increase) in account receivables, net ............      52,278      12,529       1,161
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................     -13,234     -40,958      -3,794
  Resources generated by operating activities ..................     131,584    -249,444     -23,108
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............   7,794,628     455,507      42,198
       Gain on shares acquisition ..............................       6,808           0           0
  Net resources generated from financing activities ............   7,801,436     455,507      42,198
INVESTMENT ACTIVITIES:
       Investment in subsidiaries ..............................  -8,203,948           0           0
       Increase in deferred assets .............................     -10,302           0           0
  Net resources applied to investing activities ................  -8,214,250           0           0
INCREASE IN CASH AND CASH EQUIVALENTS ..........................    -281,230     206,063      19,089
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     304,821      23,591       2,185
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$     23,591$    229,654US    21,275

* The exchange rate of 10.7946 was used for translation purposes.

CORPORACION DURANGO, S.A.B. DE C.V.
INDIVIDUAL STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2007
                                           Thousands of Pesos                 Thousands of Dollars
                                              2Q          2Q                      2Q          2Q
                                             2006        2007        Var         2006        2007        Var

Gain (Loss) in subsidiaries .............$  -147,661$    182,026     N/A         -12,640      16,862     N/A

Selling and Administrative expenses .....      1,909       1,195        -37%         163         111        -32%
     Operating income ...................   -149,570     180,831     N/A         -12,803      16,751     N/A
Other income (expense), net .............     -4,622     -11,846        156%        -394      -1,097        178%
INTEGRAL RESULT OF FINANCING:
Interest expense ........................    194,152     203,123          5%      16,565      18,817         14%
Interest income .........................   -216,702     -40,954        -81%     -18,488      -3,794        -79%
Exchange (gain) loss, net ...............        747    -172,677     N/A              64     -15,997     N/A
Gain on monetary position ...............     -2,907      30,621     N/A            -248       2,837     N/A
  Total financial expense ...............    -24,710      20,113     N/A          -2,107       1,863     N/A
  Income (loss) before income and asset t   -129,482     148,872     N/A         -11,090      13,791     N/A
Provision for deferred income taxes .....      1,021      14,329       1303%          87       1,327       1425%
Net income ..............................$  -130,503$    134,543     N/A         -11,177      12,464     N/A

CORPORACION DURANGO, S.A.B. DE C.V.
INDIVIDUAL STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2007
                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2006        2007        Var         2006        2007        Var

Gain (Loss) in subsidiaries .............$  -299,875$    342,256     N/A         -26,106      31,456     N/A

Selling and Administrative expenses .....      3,294       1,666        -49%         286         154        -46%
     Operating income ...................   -303,169     340,590     N/A         -26,392      31,302     N/A
Other income (expense), net .............     51,115      65,432         28%       4,538       5,938         31%
INTEGRAL RESULT OF FINANCING:
Interest expense ........................    375,119     419,024         12%      32,577      38,472         18%
Interest income .........................   -414,708     -81,001        -80%     -36,007      -7,440        -79%
Exchange (gain) loss, net ...............      1,173     -16,699     N/A             102      -1,798     N/A
Gain on monetary position ...............      7,747     -38,578     N/A             695      -3,463     N/A
  Total financial expense ...............    -30,669     282,746     N/A          -2,633      25,771     N/A
  Income (loss) before income and asset t   -221,385     123,276     N/A         -19,221      11,469     N/A
Provision for deferred income taxes .....     24,100      17,515        -27%       2,129       1,617        -24%
Net income ..............................$  -245,485$    105,761     N/A         -21,350       9,852     N/A


CORPORACION DURANGO, S.A.B. DE C.V.
COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

THE ENTITY:

CORPORACION DURANGO, S. A. B. DE C. V. ("CODUSA") AND SUBSIDIARIES (COLLECTIVELY, THE "COMPANY") ARE PRIMARILY ENGAGED IN THE MANUFACTURING AND SELLING OF PACKAGING (CORRUGATED BOXES AND MULTI-WALL SACKS), PAPER (CONTAINERBOARD, NEWSPRINT AND BOND) AND OTHER WOOD PRODUCTS (PLYWOOD) IN MEXICO AND IN THE UNITED STATES OF AMERICA.

ON DECEMBER 8, 2006, THE BOARD OF DIRECTOR'S DECIDED TO MODIFY THE SOCIAL DENOMINATION OF COPORACION DURANGO, S. A. DE C. V. TO CORPORACION DURANGO,
S. A. B. DE C. V.; ALSO, THEY MODIFIED ITS SOCIAL STATUTES TO REFLECT THE NEW INTEGRATION, ORGANIZATION AND OPERATION OF ITS SOCIAL ORGANS AND THE NEW RIGHTS OF THE MINORITY STOCKHOLDERS, IN ACCORDANCE TO MEXICAN LAW OF STOCK MARKET, PUBLISHED ON DECEMBER 30, 2005.

SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL POLICIES:

FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY IN THE PREPARATION OF THE UNCONSOLIDATED FINANCIAL STATEMENTS.

1.1 BASIS OF PRESENTATION:
THE UNCONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH THE MEXICAN FINANCIAL REPORTING STANDARDS ("NIFS"), ISSUED BY THE MEXICAN BOARD FOR RESEARCH AND DEVELOPMENT OR FINANCIAL REPORTING
STANDARDS ("CINIF").

1.2 BASIS FOR COMPARISSON EFFECTS IN THE FINANCIAL STATEMENTS:
FOR COMPARATIVE PURPOSES UNCONSOLIDATED FINANCIAL STATEMENTS OF PRIOR YEARS HAVE ALSO BEEN RESTATED TO REFLECT IDENTICAL PURCHASING POWER, USING FACTORS DERIVED FROM CHANGES IN THE NATIONAL CONSUMER PRODUCTS INDEX ("NCPI")
ISSUED BY BANCO DE MEXICO.

1.3 INVESTMENTS IN SUBSIDIARIES:
INVESTMENTS IN AFFILIATED AND ASSOCIATED COMPANIES STOCKS ARE VALUED BY THE PARTICIPATION METHOD. THE ACQUISITION COST OF THE STOCKS IS MODIFIED BY THE PROPORTIONAL PART OF THE CHANGES IN THE CAPITAL STOCK OF AFFILIATED AND ASSOCIATED COMPANIES AFTER THE ACQUISITION DATE. PARTICIPATION OF THE COMPANY IN THE AFFILIATED AND ASSOCIATED COMPANIES' INCOME IS PRESENTED SEPARATELY IN THE STATEMENTS OF OPERATIONS.

1.4 FINANCIAL INSTRUMENTS:
FINANCIAL INSTRUMENTS HELD FOR TRADING OR AVAILABLE FOR SALE ARE VALUED AT FAIR VALUE (WHICH IS SIMILAR TO MARKET VALUE) WITH GAINS OR LOSSES RECOGNIZED IN THE STATEMENT OF OPERATIONS. FAIR VALUE IS THE AMOUNT FOR WHICH A FINANCIAL ASSET CAN BE EXCHANGED OR A FINANCIAL LIABILITY CAN BE PAID IN AN ARM'S-LENGTH TRANSACTION BETWEEN INTERESTED AND WILLING PARTIES.

1.5 RIGHTS AND LIABILITIES VALUATION IN FOREIGN CURRENCY:
FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE APPLICABLE EXCHANGE RATE IN EFFECT AT THE TRANSACTION DATE. MONETARY ASSETS AND LIABILITIES DENOMINATED
IN FOREIGN CURRENCY ARE TRANSLATED INTO MEXICAN PESOS AT THE APPLICABLE EXCHANGE RATE IN EFFECT AT THE BALANCE SHEET DATE. DIFFERENCES DUE TO EXCHANGE RATE FLUCTUATIONS FROM TRANSACTIONS AND PAYMENT DATES OR VALUATIONS AS OF THE MOST RECENT BALANCE SHEET DATE ARE RECOGNIZED IN INCOME. EXCHANGE RATE AS OF JUNE 30st, 2007 WAS $10.7946.

STOCK INVESTMENT:

THE INVESTMENT IN SUBSIDIARIES' STOCK IS PRESENTED VALUED UNDER THE EQUITY METHOD, TO FULFILL THE LEGAL DISPOSITIONS REQUIRING THE PRESENTATION OF "CODUSA'S" FINANCIAL STATEMENTS AS A LEGAL ENTITY. MOST SIGNIFICANT SUBSIDIARIES ARE AS FOLLOWS:

    GROUP (OR COMPANY)           OWNERSHIP PERCENTAGE           ACTIVITY
ADMINISTRACION CORPORATIVA DE          100%            ADMINISTRATIVE SERVICES
DURANGO, S.A. DE C.V.
DURANGO INTERNATIONAL, INC.            100%            MANUFACTURING OF PAPER FOR
                                                       CORRUGATED BOXES AND
                                                       CORRUGATED BOXES
EMPAQUES DE CARTON TITAN,              100%            MANUFACTURING OF CORRUGATED
S.A. DE C.V.                                           BOXES AND MULTI-WALL SACKS
GRUPO PIPSAMEX, S.A. DE C.V.            87%            MANUFACTURING OF NEWSPRINT
                                                       AND BOND PAPER
PONDEROSA INDUSTRIAL DE MEXICO,        100%            MANUFACTURING OF PLYWOOD
S.A. DE C.V.
PORTEADORES DE DURANGO, S.A. DE        100%            HAULING FREIGHT
C.V.

STOCKHOLDERS EQUITY:

COMMON STOCK, LEGAL RESERVE, PREMIUM IN ISSUANCE OF SHARES AND RETAINED EARNINGS REPRESENT THE VALUE OF THOSE ITEMS IN TERMS OF PURCHASING POWER OF THE MEXICAN PESO AS OF THE MOST RECENT BALANCE SHEET DATE, AND ARE DETERMINED BY APPLYING FACTORS DERIVED FROM THE NCPI TO THE HISTORICAL VALUES.

SHARES OF COMMON STOCK AT PAR VALUE, ARE COMPRISED AS FOLLOWS:

                          AMOUNT           NUMBER OF SHARES
FIXED PORTION             982,074             65,419,089
VARIABLE PORTION          678,873             45,222,022
                        ---------            -----------
                        1,660,947            110,641,111

INCOME TAX:
INCOME TAX IS RECORDED BY THE COMPREHENSIVE METHOD OF ASSETS AND
LIABILITIES, WHICH CONSISTS OF RECORDING DEFERRED TAX FOR ALL
TEMPORARY DIFFERENCES BETWEEN THE BOOK AND TAX VALUES AF ASSETS AND
LIABILITIES.

INTERNAL CONTROL:

THE COMPANY HAS STARTED IMPLEMENTATION OF THE SARBANES OXLEY ACT WITH ADVISE FROM EXPERT ADVISORS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CORPORACION DURANGO, S.A.B. DE C.V.



Date:  Aug 3, 2007			By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer